02018685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2002

SEC FILE NUMBER
8- 15771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Standard & Poor's Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
55 Water Street
(No. and Street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James F. Weinschenk **(212) 438-4655**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James F. Weinschenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Standard & Poor's Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN FINN HALEY
Notary Public, State of New York
No. 01HA4770251
Qualified in New York County
Commission Expires August 31, 2002

[signature]
Notary Public

[signature]
Signature

Treasurer and Controller
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) *Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.*
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW YORK STOCK EXCHANGE, INC.

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Standard & Poor's Securities, Inc., at and for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, and that the financial statements of the Company are made available to all of the Company's New York Stock Exchange, Inc. members and allied members.

Leo C. O'Neill
Chairman of the Board

James W. Mitos
President & Chief Executive Officer

KATHLEEN FINN HALEY
Notary Public, State of New York
No. 01HA4770251
Qualified in New York County
Commission Expires August 31, 2002

Notary Public

STATEMENT OF FINANCIAL CONDITION

Standard & Poor's Securities, Inc.

December 31, 2001
with Report of Independent Auditors

Standard & Poor's Securities, Inc.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
Standard & Poor's Securities, Inc.

We have audited the accompanying statement of financial condition of Standard & Poor's Securities, Inc. (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Standard & Poor's Securities, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 15, 2002

Standard & Poor's Securities, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 263,125
Commercial paper, at market value	17,321,482
Accounts receivable (at cost, net of allowance of $1,350,951)	18,907,989
Due from brokers *(Note 4)*	3,915,722
Deferred income taxes *(Note 5)*	463,546
Property and equipment (at cost, net of accumulated depreciation of $608,956)	197,249
Other assets	365,806
Total assets	$ 41,434,919
Liabilities and stockholder's equity	
Liabilities:	
Accrued compensation and other employee benefits	$ 1,327,529
Other accrued liabilities	437,196
Due to Parent *(Note 3)*	6,391,119
Research services liability *(Note 1)*	4,574,530
Total liabilities	12,730,374
Stockholder's equity	28,704,545
Total liabilities and stockholder's equity	$ 41,434,919

See notes to statement of financial condition.

Standard & Poor's Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Basis of Accounting

Standard & Poor's Securities, Inc. (the "Company") is a wholly-owned subsidiary of The McGraw-Hill Companies, Inc. (the "Parent"). The Company has material transactions with affiliates. Revenue results from securities transactions directed to the Company by customers to pay for research services. Customers are primarily clients of affiliated companies. These research services are provided by the Company and purchased from affiliates and others. When the Company purchases such services, it records a corresponding amount in accounts receivable. These receivables will be relieved as commission generating transactions are directed to the Company. When a customer's commission payments exceed its commitment, a liability is established for future research services owed to that customer.

2. Summary of Significant Accounting Policies

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over their estimated useful lives.

Commercial Paper

Commercial paper investments have maturities of less than six months and are rated in one of the three highest categories by at least two of the nationally recognized statistical rating organizations. Commercial paper investments are valued at cost plus accrued interest which approximates market value.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. At December 31, 2001, the fair value of the Company's financial instruments was not materially different from their respective book value.

3. Due to Parent

The amount due to Parent at December 31, 2001 is for income taxes payable and administrative expenses.

4. Due from Brokers

The clearing and depository operations for customers' securities transactions are provided primarily by Deutsche Banc Alex. Brown and four other clearing brokers pursuant to clearance agreements. At December 31, 2001, the due from brokers represents cash maintained at the clearing brokers and commissions receivable earned as an introducing broker for the transactions of its customers, net of clearing expenses. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. At December 31, 2001, these accounts were fully collateralized by securities owned by the customers.

5. Income Taxes

The Company is included in the consolidated federal income tax return of its Parent. The Parent's consolidated federal tax provision is computed under the provisions of SFAS No. 109 "Accounting for Income Taxes", and is allocated by the Parent among the members of the consolidated group on a separate taxable income or loss basis. The amount payable to the Parent for income taxes at December 31, 2001 was $2,506,663. The Company files separate state and local income tax returns.

The net deferred tax asset of $463,546 relates primarily to temporary differences for different accounting methods for bad debts and depreciation.

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 15 to 1 of aggregate indebtedness, as defined. At December 31, 2001, the Company had excess net capital of $7,891,543 after giving effect to the minimum net capital requirement of $848,605.

7. Employee Benefit Plans

The Parent provides certain medical, dental and life insurance benefits for both active and retired employees and their eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory.

Eligible employees of the Company participate in the Parent's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation. The Parent also has a voluntary deferred compensation plan under which the Parent matches employee contributions up to certain levels of compensation and an Employee Retirement Account Plan under which the Parent may contribute a percentage of eligible employees' compensation.

The Company has an accrued payable for postretirement healthcare and other benefits allocated by the Parent at December 31, 2001 and the related liability of $377,000 is reflected in the statement of financial condition.